1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

Taiwan Semiconductor Manufacturing Company Limited
For the month of November 2006
This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of November 2006.
1)  The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of shares	Number of shares
		held as of	held as of
Title	Name	October 31, 2006	November 30, 2006	Changes
Vice Chairman	F. C. Tseng	38,864,647	38,664,647	-200,000
Director, President & CEO	Rick Tsai	28,413,033	28,273,033	-140,000
Senior Vice President	Kenneth Kin	4,466,712	4,341,712	-125,000
Senior Vice President	Stephen T. Tso	13,110,960	12,910,960	-200,000
Senior Vice President	C. C. Wei	6,849,980	6,741,980	-108,000
Senior Vice President	Mark Liu	11,248,953	11,158,953	-90,000
Vice President	M. C. Tzeng	6,274,082	6,247,082	-27,000
Vice President & General Counsel	Richard Thurston	3,053,369	2,908,369	-145,000
Vice President & CFO	Lora Ho	4,649,431	4,619,431	-30,000
Vice President	Wei-Jen Lo	1,320,576	1,210,576	-110,000
Vice President	Jason C.S. Chen	1,010,991	995,991	-15,000
Senior Director	L.C. Tu	8,405,400	8,316,400	-89,000
2)  The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

Title	Name	Date of clear of pledge	Accumulated number of common shares pledged as of November 30, 2006
Vice President & General Counsel	Richard Thurston	11/3/2006	0
3)  The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$3,641,596,583
Facility and engineering equipment	NT$2,834,436,359
Corporate Bonds	NT$475,185,868
Shares of Systems on Silicon Manufacturing Company Pte Ltd.	NT$2,427,826,177
4)  The disposition of assets: None.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 26, 2006	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer